FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   February, 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: February 5, 2007	/s/ Ron Little Name: Ron Little Title: President & CEO

Drilling Identifies New Mineralized Zone at Bondi Gold Project

Brings the number of potential open pittable zones to four

OTTAWA, February 5, 2007 — Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to report assay results from 2,200m of a 5,800m reverse circulation (“RC”) drill program completed in December 2006 on its 924km(2) Bondi Project in Burkina Faso, West Africa. Highlights include the discovery of a new gold bearing zone, with the best intersection being 14m at 4.1 g/t in holeBRC635, and 30m at 2.9 g/t in hole BRC632 which is the deepest intersection in the previously discovered neighboring zone. The Bondi block of four contiguous permits covers a total strike length of 57km within the Houndé greenstone belt and now contains four potentially open pittable mineralized zones in addition to many mineralized showings that line-up along a principle structural corridor. Drilling continues at Bondi as part of an ongoing $5.2 million exploration program in Burkina Faso. Please visit www.orezone.com/site/media/Press141.asp for maps and results to date.

The new mineralized zone (Zone 2NW) is approximately 225m long and has been drilled to a depth of 30m where it remains open (see Table 1 for summary). It is located about 80m West of Zone 2NE (previously Zone 2N). A follow up RC drill program will commence in February to further define the zone. Additional core drilling, to test down dip extensions, is planned for both zones later this season. Similar targets are suggested to the south of Zone 2NE by geophysics and will be tested in the next program.

Table 1

Zone	Section	Hole#	From m	To m	Length* m	Grade g/t
2NE	4550	BRC624	81.00	90.00	9.00	1.58
2NE	4450	BRC630	76.00	86.00	10.00	2.03
2NE	4450	BRC630	90.00	94.00	4.00	0.83
2NE	4450	BRC631	44.00	54.00	10.00	2.12
2NE	4425	BRC632	0.00	4.00	4.00	3.67
2NE	4425	BRC632	18.00	29.00	11.00	3.06
2NE	4425	BRC632	34.00	37.00	3.00	0.68
2NE	4425	BRC632	44.00	74.00	30.00	2.93
2NE	4375	BRC633	29.00	34.00	5.00	1.31
2NW	4450	BRC629	65.00	70.00	5.00	2.13
2NW	4400	BRC634	36.00	45.00	9.00	4.06
2NW	4350	BRC635	45.00	59.00	14.00	4.09
2NW	4350	BRC635	64.00	67.00	3.00	1.59
2NW	4325	BRC636	24.00	28.00	4.00	6.09
2NW	4325	BRC636	51.00	54.00	3.00	1.31
2NW	4300	BRC637	17.00	26.00	9.00	2.79
2NW	4300	BRC664	36.00	40.00	4.00	2.99

Zone	Section	Hole#	From m	To m	Length* m	Grade g/t
2NW	4300	BRC664	43.00	47.00	4.00	1.67
2NW	4275	BRC638	21.00	25.00	4.00	5.80
2NW	4275	BRC638	28.00	34.00	6.00	1.36

*True widths are estimated to be 65% of the above down-hole intercepts.

“This project continues to grow at a steady pace and shows long term promise,” stated Mr. Ron Little, President & CEO for Orezone. “The focus is to define several mineable zones at surface that can be exploited and processed via either heap leaching or a CIL plant. The Bondi Main structure is only 4km of a 57km NE trending corridor that hosts several mineralized zones. We remain optimistic about the potential of the Bondi extensions, analogous targets, and the remainder of the entire corridor under our control,” continued Little.

Drilling on the Bondi Project property was supervised by Dr. Pascal Marquis, VP Exploration, who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Samples were collected at a minimum of every 1m down the hole and they were analyzed using a 2kg bottle roll cyanide leach at the Abilab Laboratory in Ouagadougou, Burkina Faso, an internationally recognized laboratory. A minimum of 10% of the samples are for QA/QC, which includes random head assays, duplicates, standards and blanks, as well as tail assays on samples that returned at least 0.5 g/t.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study.  Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Niel Marotta Vice President Corporate Development nmarotta@orezone.com

Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements”within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,”“believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.